REDFLEX
HOLDINGS

31 Market Street (PO Box 720), South Melbourne
Victoria, Australia 3205
Tel: +61 3 9674 1888
Fax: +61 3 9699 3566
Web: www.redflex.com.au



12 June 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza, 450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Re: Redflex Holdings Limited: Rule 12g3-2(b) Exemption File No. 82-34862

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Redflex Holdings Limited (the "Company"), **enclosed are** the documents described on Schedule I hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 24 February 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone at +61 3 9674 1712 or by facsimile at +61 3 9696 1411 in Melbourne, Australia if you have any questions.

**Please acknowledge receipt of this letter and the enclosed material by date stamping the enclosed receipt copy of this letter and returning it in the pre-addressed envelope also enclosed herewith.**

Yours faithfully

07024675

Marilyn Stephens
Company Secretary

Enclosures: 1. Receipt Copy of this letter, and
2. Schedule 1



dlw 6/25

## Schedule I
## 12 June 2007

Documents made public since the last submission on **16 April 2007:**

| Date | Item | Description |
| --- | --- | --- |
| 12 June 2007 | Company Announcement | Redflex announces Fastest Growing City in USA Executes Photo Enforcement Contract with Redflex Traffic Systems Inc |
| 4 June 2007 | Company Announcement | Redflex announces Redflex Executes Three New Photo Enforcement Contracts |
| 28 May 2007 | Company Announcement | Redflex announces Update on Contract Renewal Status |
| 17 May 2007 | Company Announcement | Redflex announces Redflex Executes Two New Contracts with the Cities of Grand Terrace, CA and Alsip, IL |
| 10 May 2007 | Company Announcement | Redflex announces Redflex Executes Contract for the Largest Automated Speed & Red Light Camera Enforcement Programs in the State of Washington |
| 1 May 2007 | Company Announcement | Redflex announces Redflex Executes Two New Contracts: Salem, Oregon and Olympia Fields, Illinois |
| 23 April 2007 | ASIC Form 604 | Notice of Change of Interests of Substantial Holder – J P Morgan Chase & Co and its affiliates |
| 17 April 2007 | Company Announcement | Redflex announces Redflex Demonstrates Market Leadership with Four New Municipal Photo Enforcement Contracts |

REDFLEX
HOLDINGS

31 Market Street (PO Box 720), South Melbourne
Victoria, Australia 3205
Tel: +61 3 9674 1888
Fax: +61 3 9699 3566
Web: www.redflex.com.au

**RECEIPT COPY**

12 June 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Skkkktreet, N.W.
Washington, D.C. 20549
USA

Re: Redflex Holdings Limited: Rule 12g3-2(b) Exemption File No. 82-34862

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Redflex Holdings Limited (the "Company"), **enclosed are** the documents described on Schedule I hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on February 24, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone at +61 3 9674 1712 or by facsimile at +61 3 9696 1411 in Melbourne, Australia if you have any questions.

**Please acknowledge receipt of this letter and the enclosed material by date stamping the enclosed receipt copy of this letter and returning it in the pre-addressed envelope also enclosed herewith.**

Yours faithfully

Marilyn Stephens
Company Secretary

Enclosures: 1. Receipt copy of this letter, and
2. Schedule 1

## Fastest Growing City in USA Executes Photo Enforcement Contract with Redflex Traffic Systems

**12 June 2007**

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the execution of a new photo enforcement contract with Elk Grove, California

**Elk Grove, CA**
The most recent US Census report listed Elk Grove, CA, as the fastest growing city of United States cities with a population of more than 100,000.

This contract was awarded to Redflex as a result of a competitive tender process.

The contract is for up to 15 photo enforced intersections and is for a term of 5 years.

"Being selected by this desirable city is a tremendous validation of our industry-leading capabilities. As we continue our aggressive growth across the State of California, by working with the City of Elk Grove we will be developing an important foray into a new Redflex region; that of Sacramento County" said Karen Finley, CEO.

Redflex Traffic Systems Inc has contracts with more then 130 USA cities and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 18 states, Redflex has led the market in installed systems, installation rate and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607-0705

## Redflex Executes Three New Photo Enforcement Contracts

**4 June 2007**

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the execution of three new photo enforcement contracts with the cities of Daly City, California, Hannibal, Missouri and Oak Ridge North, Texas.

**Daly City, CA**
Daly City is adjacent to the City of San Francisco, has a population of approximately 100,000, and is located in San Mateo County. This contract was awarded to Redflex as a result of a competitive tender process.

The contract is for up to 10 photo enforced intersections and is for a term of 5 years, plus two 2-year automatic renewals.

"With the execution of the Daly City contract Redflex has been selected in 100% of the last 10 competitive tenders across the State of California" said Karen Finley.

**Hannibal, MO**
The City of Hannibal is located on the Mississippi River in eastern Missouri just across the border from the State of Illinois.

The contract is for up to 20 photo enforcement systems and is for a term of 5 years, plus two 2-year automatic renewals.

**Oak Ridge North, TX**
The City of Oak Ridge North is located in south Montgomery County and is part of the Houston-Baytown metro area.

The contract is for up to 5 photo enforced intersections and is for a term of 5 years, plus two 2-year automatic renewals.

"With the addition of these new partners, we have executed a total of 54 new photo enforcement contracts during the first 11 months of the current financial year. This more than doubles the contract awards of our previous financial year. This is a clear indicator of the success of our marketing efforts and campaign development with the drive of increasing citizen awareness and community acceptance of these types of valuable Redflex public safety programs from coast to coast" said Karen Finley, CEO.

Redflex Traffic Systems Inc has contracts with more than 130 USA cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 18 states, Redflex has led the market in installed systems, installation rate and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607-0705

# Update on Contract Renewal Status

**28 May 2007**

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce its successful renewal contracts with the cities of Fort Collins Colorado; Garden Grove California; Culver City California, and Chandler Arizona.

Fort Collins, Colorado, a long term Redflex customer, renewed its contract to operate both fixed and mobile systems for a term of up to four years.

Garden Grove, California, Redflex's first digital customer, renewed its contract for the 14 existing systems with a desire to add an additional 6 systems. The renewed contract is for a term of three years with the ability to extend for an additional two terms of one year each.

Culver City, California, recently renewed its contract for 20 systems, with the ability to add more, for a term of seven years with three one-year extensions thereafter.

Chandler, Arizona, was renewed with Redflex as the result of a competitive tender for up to 12 red light systems and increasing enforcement to now include speed. The renewal contract is for an initial term of three years with the ability to extend for an additional two terms of three years each.

In addition, through a competitive tender process, the City of Scottsdale Arizona has decided not to renew its contract for 10 fixed and 5 mobile photo enforcement systems. The City's decision not to renew was based solely on price.

Karen Finley, CEO of Redflex Traffic Systems, noted that "while it is always hard to lose a customer, Redflex continues to successfully retain a high percentage of contracts on renewal. In situations where the customer is looking for the best service delivery rather than price, Redflex wins hands down".

Some of the assets involved, including the five mobile systems, will be redeployed; however the non-renewal will result in an asset write-down effect of approximately $390,000 after tax in the Group result for the 2006/07 financial year.

Redflex Traffic Systems Inc now has contracts with more than 130 USA cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 18 states, Redflex has led the market in installed systems, installation rate and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607 0705

## Redflex Executes Two New Contracts with the Cities of Grand Terrace, CA and Alsip, IL

**17 May 2007**

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the execution of two new red light camera enforcement contracts with the Cities of Grand Terrace, California and Alsip, Illinois.

**Grand Terrace, CA**
The City of Grand Terrace, part of San Bernardino County, is centrally located between the cities of Riverside and San Bernardino along the I-215 corridor.

The contract is for up to 10 enforced intersections and is for a term of five years with two, two-year automatic renewals.

**Alsip, IL**
The City of Alsip is located in south-central Cook County and is a suburb that shares a northern border with the City of Chicago.

The contract is for up to 20 red light camera systems and is for a term of five years with two, one-year automatic renewals.

“We are looking forward to working with these cities on the implementation of truly world-class public safety programs. These cities support our strategic focus for the states of California and Illinois. Studies show there is a strong correlation between high population density regions and traffic accidents. Our programs will provide increased public safety in these jurisdictions that are located in highly populated regions” said Karen Finley, CEO.

Redflex Traffic Systems Inc has contracts with more then 130 USA cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 18 states, Redflex has led the market in installed systems, installation rate and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607-0705

## Redflex Executes Contract for the Largest Automated Speed & Red Light Camera Enforcement Programs in the State of Washington

**10 May 2007**

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the execution of a new speed and red light camera enforcement program with the City of Tacoma.

**City of Tacoma, Washington**
The City of Tacoma has a daytime population in excess of 200,000 and is centrally located between Seattle metro and the capital city of Olympia.

Redflex was awarded this contract as a result of a competitive Request for Proposal process.

The contract is for up to 20 intersections, and both fixed and mobile speed enforcement in designated school zones. The contract is for a term of three years with two, one-year automated renewals.

"Through the implementation of the State's largest photo enforcement program, we are very pleased to be working with the City of Tacoma to propagate increased community safety. This is a tremendous effort and with the full implementation of the Tacoma program, Redflex will be supporting the largest photo enforcement programs in eight different states across the US" said Karen Finley, CEO.

Redflex Traffic Systems Inc has contracts with more than 130 USA cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 18 states, Redflex has led the market in installed systems, installation rate and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607-0705

# Redflex Executes Two New Contracts: Salem, Oregon and Olympia Fields, Illinois

**1 May 2007**

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the execution of two new photo enforcement contracts with the municipalities of Salem, Oregon and Olympia Fields, Illinois.

**City of Salem, Oregon**
This capital city, located in the Willamette Valley between Portland and Eugene, supports a fulltime population of 150,000 with a metro area population of nearly 400,000.

Redflex was awarded this contract as a result of a competitive Request for Proposal process.

The term of the agreement is for a total of ten years through a series of consecutive automatic annual renewals. The scope of this program is designated by statute as a maximum of 8 enforced intersections.

"Securing this important state capital contract as a result of a competitive process is clear indication of our demonstrated capabilities. We are honored to be working with the City of Salem on the enhancement of public safety. Furthermore, with the execution of this contract, Redflex has secured 19 out of the last 24 or in excess of 75% of all competitive bids we have recently competed in across the USA" said Karen Finley, CEO.

**Village of Olympia Fields, Illinois**
Located in Cook County, the Village of Olympia Fields is a southern suburb of the City of Chicago.

The contract is for a term of three years with two, two-year automatic renewals.

Redflex Traffic Systems Inc has contracts with more then 130 USA municipalities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 18 states, Redflex has led the market in installed systems, installation rate and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607-0705

# Form 604

Corporations Act 2001

Section 671B

## Notice of change of interests of substantial holder

To Company Name/Scheme: Redflex Holdings Limited

ACN/ARSN:

### 1. Details of substantial holder (1)

Name: JPMorgan Chase & Co. and its affiliates

ACN/ARSN (if applicable): N/A

There was a change in the interests of the substantial holder on: 23/Apr/2007

The previous notice was given to the company on: 7/Nov/2005

The previous notice was dated: 7/Nov/2005

### 2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

| Class of securities (4) | Previous notice | | Present notice | |
|---|---|---|---|---|
| | Person's votes | Voting power (5) | Person's votes | Voting power (5) |
| Ordinary | 6,333,763 | 7.36% | 5,462,517 | 6.15% |
| | | | | |

### 3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

| Date of change | Person whose relevant interest changed | Nature of change (6) | Consideration given in relation to change (7) | Class and number of securities affected | Person's votes affected |
|---|---|---|---|---|---|
| | See Appendix | | | | |
| | | | | | |
| | | | | | |

### 4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

| Holder of relevant interest | Registered holder of securities | Person entitled to be registered as holder (8) | Nature of relevant interest (6) | Class and number of securities | Person's votes |
|---|---|---|---|---|---|
| | See Appendix | | | | |
| | | | | | |
| | | | | | |

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

| Name and ACN/ARSN (if applicable) | Nature of association |
|---|---|
| N/A | |
| | |

**6. Addresses**

The addresses of persons named in this form are as follows:

| Name | Address |
|---|---|
| JPMorgan Chase & Co. | 1111 Polaris Parkway, Columbus, Ohio 43240. |
| | |

## Signature

| | | | |
|---|---|---|---|
| print name | LAM CHEE KIN | capacity | Executive Director / JPMorgan Chase Bank, N.A. |
| **sign here** | | date | 25/Apr/2007 |

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

**APPENDIX**

| REDFLEX HOLDINGS LIMITED (ISIN: AU000000RDF0) | | | | | | Total Asset Management [illegible] | Issued share capital | % owned |
|---|---|---|---|---|---|---|---|---|
| [illegible] | [illegible] | [illegible] | | [illegible] | [illegible] | | | |
| | | | | | | 6,333,763 | 86,060,000 | 7.36% |
| 07 Nov-05 | JFCP | Purchase | AUD | 3.32 | 20,000 | 6,353,763 | 86,060,000 | 7.38% |
| [illegible]-Nov-05 | JFCP | Purchase | AUD | 3.35 | 1,[illegible] | 6,355,659 | 86,060,000 | 7.39% |
| 09-Nov-05 | JFCP | Purchase | AUD | 3.42 | 21,000 | 6,376,659 | 86,060,000 | 7.41% |
| 07-Jul-06 | JFCP | Sell | AUD | 2.35 | (300) | 6,376,359 | 86,060,000 | 7.41% |
| 27-[illegible]p-06 | JFCP | Purchase | AUD | 2.25 | 5,491 | 6,381,850 | 86,060,000 | 7.42% |
| 24-[illegible]-06 | JFCP | Purchase | AUD | 2.31 | 27,000 | 6,408,850 | 86,060,000 | 7.45% |
| [illegible]-06 | JFCP | Purchase | AUD | 2.85 | 2,880,200 | 9,289,050 | 86,060,000 | 10.79% |
| [illegible]-06 | JFCP | Sell | AUD | 2.35 | (3,20[illegible],254) | 6,082,796 | 86,060,000 | 7.07% |
| [illegible] | JFCP | Sell | AUD | [illegible] | (420,[illegible]) | 5,662,647 | 86,060,000 | 6.58% |
| 23-Apr-06 | JFCP | Sell | AUD | 3.01 | (200,130) | 5,462,517 | 88,875,000 | 6.15% |
| [illegible] | [illegible] | | | | | 5,462,517 | 88,875,000 | 6.15% |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| 'JFCP' = JF Capital Partners Limited | | | | | | | | |
| | | | | | | | | |

## Redflex Demonstrates Market Leadership with Four New Municipal Photo Enforcement Contracts

**17 April 2007**

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the execution of four new photo enforcement contracts with the municipalities of Lyons, Evergreen Park and Burbank, Illinois, and Lancaster, Texas.

**Burbank, Illinois**
Located in Cook County, the City of Burbank has a fulltime population of approximately 30,000 and is located just south of the Chicago Midway Airport adjacent to the City of Chicago.

The contract is for twenty fixed red light camera locations and is for a term of four years with two, two-year automatic renewals.

**Evergreen Park, Illinois**
Located in Cook County, the Village of Evergreen Park has a fulltime population in excess of 20,000. As a suburb of the City of Chicago; the village has the City of Chicago on three of its borders.

The contract is for twenty red light camera locations and is for a term of three years with two, two-year automatic renewals.

**Lyons, Illinois**
Located in Cook County, the Village of Lyons has a fulltime population in excess of 10,000, and is part of the greater Chicago metropolitan area.

The contract is for twenty red light camera locations and is for a term of five years with two, two-year automatic renewals.

"As the largest and most established provider of photo enforcement programs across USA, including the largest in the State of Illinois, we are very pleased to be expanding our relationships through our partnerships with these three new municipalities. Facing substantial competition, our expansion throughout the greater Chicago metropolitan area is a reflection of our proven customer service and the overall quality of our systems and program management" said Karen Finley, CEO.

**Lancaster, Texas**
Sitting adjacent to the City of Dallas, located in Dallas County, the City of Lancaster has a fulltime population in excess of 30,000.

The contract is for ten intersections and is for a term of three years with two, one-year automatic renewals

Redflex Traffic Systems Inc has contracts with more than 120 USA cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 18 states, Redflex has led the market in installed systems, installation rate and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607-0705

END